ProShare Capital Management LLC

7501 Wisconsin Avenue

Suite 1000, East Tower

Bethesda, MD 20814-6527

February 14, 2012

VIA EDGAR CORRESPONDENCE

Sonia Gupta Barros, Esq.

Special Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ProShares Trust II Registration Statement on Form S-1

Filed on November 29, 2011 (File No. 333-178212)

Dear Ms. Barros:

We are writing to respond to your comment letter dated December 27, 2011 concerning the Form S-1 registration statement (the “Registration Statement”) filed on behalf of ProShares Trust II (the “Registrant”) on November 29, 2011. For ease of reference, each comment has been restated in italics before our response. Capitalized terms not otherwise defined have the same meanings as those in the Registration Statement.

General

1.	We refer to your statements on the prospectus cover page and on page 10 that you are not an investment company subject to the Investment Company Act of 1940. We note, however, that you may invest in swap agreements. If you are relying on an exemption from registration under the Investment Company Act of 1940, please tell us. Please provide us with a detailed analysis of this exemption and how your investment strategy will support this exemption. Please note that we will refer your response to the Division of Investment Management for further review.

Response: The Funds will not be “investment companies” within the meaning of the Investment Company Act of 1940, as amended, (the “1940 Act”) because they will not be engaged, and do not propose to engage, primarily in the business of investing, reinvesting or trading in securities. You note specifically the Funds’ investments in swap agreements, which will be based on the Index, a Sub-Index, one or more Index Components, or the exchange rates underlying Financial Futures Contracts, and ask why the Funds are excluded from the definition of investment company. In short, we do not believe that the Funds’ investments in such swap agreements are investments in “securities.” Accordingly, we do not believe that such investments should cause the Funds to register as investment companies under the 1940 Act.

We believe that swap agreements on commodities and currencies are not securities under the 1940 Act. In this regard, Congress recently clarified the SEC’s role in the regulation of swap agreements with the passage of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). Title VII of the Dodd-Frank Act divides the regulation of derivatives between “swaps” regulated by the CFTC and “security-based swaps” regulated by the SEC. In establishing jurisdictional boundaries, the Dodd-Frank Act conferred to the SEC regulation over “security-based swaps,” which are swap agreements based on, among other things, a narrow-based security index or a single security or loan, including in each case any interest therein or the value thereof. Other types of swap agreements, including commodity-linked and currency-linked swap agreements, are subject to regulation by the CFTC. The swap agreements that the Funds invest in are not “security-based swaps” and are clearly within the CFTC’s jurisdiction.

Consistent with this jurisdictional divide, the Sponsor is registered as a commodity trading advisor and commodity pool operator and each Fund is deemed to be a commodity pool under the Commodity Exchange Act. As a commodity trading advisor and commodity pool operator, the Sponsor is subject to comprehensive regulation by the CFTC.

Although the Funds may also invest in money market instruments, the Staff has recognized that a commodity pool’s balance sheet may not necessarily be a useful indicator of the pool’s primary business for purposes of assessing the pool’s status under the 1940 Act. The Staff has taken the position, therefore, that in determining the primary business of a commodity pool, the most important factor to be considered is the portion of the pool’s business with respect to which it anticipates realization of the greatest gains and exposure to the largest risk of loss. See Peavey Commodity Futures Fund (pub. avail. June 2, 1983). In the Staff’s view, a commodity pool’s primary business should be deemed to be investing or trading in commodity interests (and, therefore, it should not be considered an investment company subject to 1940 Act regulation) if (1) the pool looks primarily to commodity interests as its principal intended source of gains, (2) the pool anticipates that commodity interests present the primary risk of loss, and (3) the pool’s historical development, public representations of policy (in its prospectus or offering circular and in marketing materials), and the activities of those charged with management of the pool demonstrate that the pool’s primary business is investing or trading in commodity interests, rather than securities. See Managed Futures Association (pub. avail. Jul. 15, 1996).

The Funds’ principal source of gains and their primary risk of losses will clearly be driven by changes in the value of the commodity-linked or currency-linked Financial Instruments held by the Funds, and not by changes in the value of securities. The investments in money market instruments are designed to collateralize the Financial Instruments exposure that each Fund obtains and to preserve principal. In addition, the historical development, public representations of policy and the activities of management have all indicated that the Funds are commodity pools, and not investment companies. The disclosure for each Fund has, since its inception, indicated that such Fund is a commodity pool and not an investment company. These disclosures are subject to, and have complied with, the requirements set forth by the National Futures Association (the “NFA”), a CFTC-registered futures association, and each filing is reviewed and subject to comment by the NFA.

In conclusion, we believe that the Funds will not be primarily engaged in investing, reinvesting or trading in securities but in investing, reinvesting and/or in trading commodity-linked or currency-linked Financial Instruments.

2.	We note that the initial purchases by the initial Authorized Participant will be two Creation Baskets, equal to $2 million per Creation Unit, per Fund. You have only registered $1 million per Fund, however. Please advise.

Response: Securities equaling $1 million per Fund were registered in order to begin the securities registration process. We will register additional shares via an amendment to the Registration Statement prior to the Registration Statement being declared effective by the SEC, with amounts based on our then-current analysis of prospective market conditions.

3.	Please tell us what consideration you gave to including a suitability section for potential investors with the prospectus.

Response: We respectfully note that, unlike some other series of the Trust, the Funds are not leveraged. As such, they carry with them different risks in some respects from leveraged funds. We have included robust risk disclosure in the Prospectus that highlights for potential investors the risks associated with an investment in the Funds. With such disclosure, and absent the added feature of leverage, we do not propose to include suitability language as set forth in the prospectuses of other series of the Trust, nor a suitability section.

4.	Please add disclosure that explains the new CFTC rules on position limits adopted in October 2011 and the impact those rules may have on your business.

Response: At the end of the “Risk Factors” section of the Prospectus, we have included an additional risk factor, “Regulatory and exchange position limits may restrict the creation of Creation Units and the operation of the Trust,” explaining the new CFTC rules on position limits and the impact such rules may have on our business.

5.

Throughout the prospectus you state that each Fund may hold “certain variable rate demand notes and collateralized repurchase agreements.” Please expand your disclosure in the prospectus where appropriate to describe what percentage of your assets may be in these certain variable rate-demand notes and collateralized repurchase agreements.

Please explain further what you mean by “certain” variable rate-demand notes. For both of these types of investments, please revise your disclosure in the prospectus where appropriate, including in the MD&A, to describe the credit and liquidity risks, types of counterparties, types of collateral and key terms for these potential investments.

Response: The referenced disclosure has been added to show examples of various types of high credit quality, short-term fixed-income or similar securities. The Funds do not intend to invest in variable-rate demand notes and, accordingly, we have removed all references to such instruments in the Prospectus. We have added disclosure indicating that, although unlikely, each Fund could invest all of its assets in high credit quality, short-term fixed-income or similar securities, including in collateralized repurchase agreements. In addition, we have revised our disclosure to describe the credit and liquidity risks of investing in collateralized repurchase agreements, as well as the types of counterparties, types of collateral and key terms associated with these potential investments. The requested disclosure has been added in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation” sections of the Prospectus.

Prospectus Cover Page

6.	Please state whether or not it is the intent of each Fund to track its respective index whether positive or negative.

Response: The intent of each Fund to track its respective index whether positive or negative has been included on the cover page of the prospectus. This intent is also set forth on page 5 of the Prospectus with the following disclosure, “the Sponsor seeks to cause the NAV to track the performance of the Index or a Sub-Index in accordance with each Fund’s investment objective, even during periods in which the applicable Index or Sub-Index is flat or moving in a manner which causes the NAV of a Fund to decline.”

7.	Please state that shareholders who purchase your Shares will receive a Schedule K-1.

Response: We have added disclosure on the cover page regarding shareholders’ receipt of a Schedule K-1.

Summary, page 1

8.	We note that the fund names include the term “managed”. It is unclear from your disclosure how these are managed funds. Please clarify.

Response: The term “managed futures” is a widely accepted term for a broad category of trading strategies that utilize the futures markets. Some of these strategies are discretionary in a traditional active management sense, and many, like the Index and the Sub-Indexes, are quantitative in nature. The Index and Sub-Indexes are similar to many existing “managed futures” trading strategies that are designed to take advantage of upward and downward price trends in the futures markets. Other exchange-traded funds that employ a substantially similar management “trend following” strategy also use the term “managed futures” in their names.

9.	In paragraph two of the “Overview” section, you state that each Fund will invest in Financial Instruments to gain exposure to the applicable index, as a substitute for investment directly in Commodities Futures Contracts or Financial Futures Contracts. In the first sentence of paragraph three, however, you state that each Fund will primarily invest in Commodities Futures Contracts or Financial Futures Contracts. Please clarify to what extent the Funds assets will be invested in Commodities Futures Contracts or Financial Futures Contracts, and to what extent they will be invested in related Financial Instruments.

Response: Paragraph “two” of the Overview section has been revised as follows:

“Each of the Funds generally will invest in Financial Instruments (i.e., commodity-based, currency-based or financial-based instruments whose value is derived from the value of an underlying asset, rate or benchmark (such asset, rate or benchmark, a “Reference Asset”)), including futures contracts and swap agreements, in order to gain exposure to the applicable commodity index, currency benchmark, commodity or currency.”

Additionally, disclosure has been included in the “Principal Investment Strategies” section of the Prospectus, which sets forth the extent to which the Funds’ assets will be invested Financial Instruments.

Description of the Funds’ Indexes, page 14

10.	We refer to the example on page 17 provided in your discussion of rebalancing sector weights. You note that the Index, assuming energy is long, will rebalance the Japanese yen and grains to 6.85% and 11.16%, respectively. This does not match the Index weight provided on page 14. Please advise.

Response: The Index weights set forth in the rebalancing of sector weights example on page 17 have been revised to correspond with the updated initial 2012 weights set forth on page 14.

11.	Please disclose when the Index and each Sub-Index were developed. We may have further comments.

Response: The following language has been added after “Developed by S&P,” in the first sentence of the “Overview” section of the Prospectus:”

“and launched on February 19, 2010,”

12.	Please describe the procedures or methodology for computing the index weights over time and how often the weighting scheme changes.

Response: The Index, the constituent target weights of which are updated annually in order to ensure that they reflect current economic and production realities, is comprised of a portfolio of 24 global commodity and financial futures contracts, grouped into 14 sectors. For physical commodities, the target weights are updated to reflect the world production weights of the same commodities in the S&P GSCI Light Energy Index. In a similar fashion, the target weights in the financial futures contracts are updated each year based on the relative size of the GDP the country represented by the contract.

Individual futures contracts are rebalanced to the target weights annually, and sectors are rebalanced monthly to their target weights.

A summary of the information above is currently set forth in the “Description of the Funds’ Indexes” section of the Prospectus.

13.	We note your disclosure in this section that the sectors are rebalanced monthly and that long or short positions will change monthly. Please explain how this monthly rebalancing and change in long or short positions may affect the performance of each Fund and the level of volatility and risk to investors.

Response: The requested disclosure has been added as a new risk factor entitled “Monthly repositioning exposes the Funds to losses in volatile markets.” In addition, disclosure has been added to the “Correlation Risks” section of the Prospectus.

Investment Objectives and Principal Investment Strategies, page 19

14.	Please provide additional disclosure on your investment objectives and strategies. Please revise your disclosure to explain what you mean by “obtain exposure to the Index or to a Sub-Index.” For example, if you intend to track the performance of the Index or to a Sub-Index over a certain period of time, please clearly state so and describe the relevant time periods.

Response: As requested, the disclosure has been revised in the “Principal Investment Strategies” section.

15.	On page 1 you state that the Sponsor relies on a pre-determined model to generate orders. Please explain what this model is designed to accomplish, how it was derived and whether it can be changed. If it can be changed, please describe how and when will you notify shareholders.

Response: The requested disclosure has been added to the “Overview” section of the Prospectus.

16.	Please include a detailed discussion of how position limits may impact the Funds.

Response: The requested disclosure has been added to the “Investment Objectives and Principal Investment Strategies” section of the Prospectus.

Swap Agreements, page 19

17.	Please identify, if known, the counterparties to any swap agreements into which you may enter. In addition, indicate the potential percentage of fund assets that you may invest in swap agreements, or indicate if there is a limit on the percentage of fund assets that may be invested in swap agreements. If no such limit exists, please disclose.

Response: The requested disclosure has been added to “The Funds are subject to counterparty risks” section of the Prospectus.

18.	You state that the notional amounts reflect the extent of a Fund’s total investment exposure under the swap agreement. You also state, however, that each Fund that invests in swaps bears the risk of loss of the net amount. Please revise your disclosure to clarify that each Fund’s exposure is the notional amount and revise your risk factor on page 7 and your MD&A section on page 25 accordingly.

Response: While the extent of a Fund’s total investment exposure under a swap agreement is the notional amount of the agreement, the current disclosure setting forth a Fund’s risk of loss of the “net amount” under the “Swap Agreements,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of the Prospectus has been included to emphasize the counterparty risk inherent in swaps. These sections describe the risk that a Fund may be unable to collect a net amount, if any, due to it under a swap agreement in the event of a default by such Fund’s swap counterparty. Such risk is separate and distinct from a Fund’s risk of loss associated with the negative price movement of the swap’s underlying reference asset(s), which is properly disclosed in the Prospectus as the notional amount of the swap agreement.

We believe the distinction between the “notional amount” and “net amount” of the risk of loss may be useful to investors, and as such have not revised the requested disclosure.

Charges, page 27

19.	Please include an estimate of rebalancing costs in the breakeven table or in a footnote thereto.

Response: The requested change has been made. Additional disclosure describing the fees and expenses that have been included in calculating the breakeven amounts has been added to footnote 1 of the “Breakeven Table.”

20.	You refer to expenses that will be paid by the Sponsor in this section. Please revise your disclosure to clarify if the table includes such expenses and to disclose if the Sponsor is contractually required to make such payments.

Response: Additional disclosure has been added to footnote 2 of the “Breakeven Table” to clarify that the table does not include the fees and expenses that are paid the Sponsor, and that the Sponsor is not contractually required to make such payments.

Litigation, page 68

21.	Please provide all the disclosure required by Item 103 of Regulation S-K for the class action lawsuit in which Louis Mayberg and Michael Sapir have been named defendants.

Response: Disclosure required by Item 103 of Regulation S-K, including the claimant, the form of relief and the date of the compliant has been added to the “Litigation” section of the Prospectus.

Part II

Item 16. Exhibits and Financial Statement Schedules, page II-1

22.	Please file your remaining exhibits as soon as possible in order to allow us sufficient time to review those documents. If you are not prepared to file your legal and tax opinions with your next amendment, please provide draft opinions for us to review.

Response: We anticipate filing legal and tax opinions with the next amendment.

Signatures, page II-5

23.	Please provide the signature of your controller or principal accounting officer, or tell us why you believe it is not required. In addition, please also provide the signature of the Sponsor or revise the signature page to indicate it has been provided.

Response: Our principal financial officer also acts as our principal accounting officer. The signature block has been modified to make this clear. Signatures of the Sponsor have been provided as requested.

We hope that these responses and the revised disclosure adequately address your comments. To assist with your review, we attach a blacklined copy of the Registration Statement marked to reflect all changes from the initial filing made on November 29, 2011. If the Staff has any further comments or questions regarding this filing, please contact me at (240) 497-6577. Thank you for your time and attention to this matter.

Very truly yours,

/s/ Kenneth C. Fang

Kenneth C. Fang
ProShare Capital Management LLC
Vice President and Legal Counsel

Cc:	Kristina Aberg, Esq. (SEC)